Exhibit 7.02

MOSSIMO GIANNULLI. ANNOUNCES TERMINATION OF MERGER AGREEMENT

SANTA MONICA, CA (November 14, 2005) - Mossimo Giannulli and Mossimo Acquisition Corp., announced today that they have terminated the Agreement and Plan of Merger (the “Merger Agreement”) entered into by Mossimo, Inc. (NASDAQ: MOSS), Giannulli, Mossimo Acquisition Corp. and Mossimo Holding Corp., on September 21, 2005.  The Merger Agreement was terminated due to the Special Committee of the Board of Directors of Mossimo, Inc.’s withdrawal of, and refusal to reconfirm, its approval and recommendation of the tender offer and merger contemplated by the Merger Agreement.  If the tender offer and merger had been completed, the public stockholders of Mossimo, Inc. would have been entitled to receive $5.00 per share in cash.

“I am disappointed that the Special Committee has withdrawn its recommendation of my offer, which it had endorsed in September,” stated Giannulli.  “I also regret that the public stockholders will not have the opportunity to consider my offer that was always conditioned upon approval by a majority of the public stockholders.”

CONTACT:

Mossimo Giannulli

310-460-0040

or

Investor Relations:

Integrated Corporate Relations

Chad A. Jacobs

Brendon Frey

203-682-8200